SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2014

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 11, 2014, entitled "REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2013".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 11, 2014   By: /s/ Themba Gwebu
                                     Name: Themba Gwebu
                                     Title: Company Secretary

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2013



DRDGOLD
LIMITED

GROUP RESULTS: KEY FEATURES (Q2 2014 V Q1 2014)



Cash operating costs down to **$1 013 per oz**



Flotation/fine-grind first gold produced



Gold production up **4%** to **35 043oz**



Operating profit up to **R84.1 million**

REVIEW OF OPERATIONS

Group		Quarter Dec 2013	Quarter Sept 2013	% change	Quarter Dec 2012	6 months to 31 Dec 2013	6 months to 31 Dec 2012	% change	6 months to 30 Jun 2013
Gold production	oz	**35 043**	33 597	4	39 031	**68 640**	74 846	(8)	71 535
	kg	**1 090**	1 045	4	1 214	**2 135**	2 328	(8)	2 225
Gold sold	oz	**35 043**	36 394	(4)	39 031	**71 437**	76 936	(7)	68 802
	kg	**1 090**	1 132	(4)	1 214	**2 222**	2 393	(7)	2 140
Cash operating costs	US$ per oz	**1 013**	1 164	(13)	1 017	**1 087**	1 081	1	1 108
	ZAR per kg	**330 585**	373 433	(11)	284 425	**351 557**	294 397	19	327 885
All-in sustaining costs	US$ per oz	**1 150**	1 362	(16)	1 208	**1 254**	1 302	(4)	1 275
	ZAR per kg	**375 246**	436 954	(14)	337 672	**405 450**	354 480	14	377 171
Average gold price received	US$ per oz	**1 267**	1 333	(5)	1 714	**1 300**	1 699	(23)	1 530
	ZAR per kg	**413 359**	427 604	(3)	478 309	**420 616**	462 776	(9)	452 837
Operating profit	ZAR million	**84.1**	72.0	17	238.7	**156.1**	412.4	(62)	266.9
Operating margin	%	**20**	13	58	41	**16**	36	(55)	28
All-in sustaining costs margin	%	**9**	(2)	521	29	**4**	23	(85)	17
EBITDA	ZAR million	**46.3**	27.6	68	171.9	**73.9**	286.6	(74)	216.2
Headline earnings/(loss)	ZAR million	**0.9**	(12.5)	107	93.0	**(11.6)**	170.2	(107)	89.0
	ZAR cents per share	**–**	(3)	107	25	**(3)**	45	(107)	23

SHAREHOLDERS INFORMATION

Issued capital

385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 831 995

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

MARKET CAPITALISATION				
As at 31 Dec 2013 (ZARm)	1 441.3	As at 30 Sept 2013 (ZARm)	2 254.5
As at 31 Dec 2013 (US$m)	142.2	As at 30 Sept 2013 (US$m)	220.4

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	768	1 420
% of issued stock traded (annualised)	52	96
Price • High	R 5.85	$0.575
• Low	R 3.10	$0.316
• Close	R 3.74	$0.369

* This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares

DEAR **SHAREHOLDER**

Niël Pretorius – Chief executive officer

At our last quarterly presentation, we said that our aims for the near term were to: restore production levels to where they were prior to the September quarter; complete construction of the flotation/fine-grind circuit ("FFG"); and achieve steady state production of this circuit.

I can report that production is back up, and that quarter-on-quarter unit cash operating costs and all-in sustaining costs are both down. We also completed construction of the FFG on 18 December 2013.

I am also pleased to report that, on 28 January 2014, three days after we finally achieved full capacity through-put of all three flotation banks and full-scale operation of the high-grade elution circuit, Ergo cast the first 22kg doré bar comprised entirely of gold flowing directly from the FFG circuit – a significant milestone for us.

I deal in greater detail with where exactly we are in the drive for steady state performance at the end of this letter.

Q2 2014 v Q1 2014

OPERATING REVIEW

Although there was a 4% decline in throughput to 5 856 000t compared with the first quarter, the new circuit contributed marginally to a 9% increase in the average yield to 0.186g/t. Gold production was thus 4% higher at 35 043oz.

Higher gold production resulted in an 11% decrease in cash operating unit costs to R330 585/kg. All-in sustaining costs were 14% lower at R375 246/kg.

Capital expenditure at Ergo Mining (Proprietary) Limited ("Ergo") rose by 6% to R55.6 million due to costs incurred to bring on line the FFG circuit's third thickener.

FINANCIAL REVIEW

Revenue was 7% lower at R450.6 million due both to a decline of 4% in gold sold to 35 043oz and of 3% in the average gold price received to R413 359/kg. However, after accounting for net operating costs – 11% lower at R366.5 million – operating profit was 17% higher at R84.1 million.

The operating margin improved from 13% to 20% and the all-in sustaining costs margin from -2% to 9%.

Earnings before interest, taxes, depreciation and amortisation ("EBITDA") increased by 68% to R46.3 million. Headline earnings were R0.9 million (0 South African cents) compared with the previous quarter's headline loss of R12.5 million (3 South African cents).

Six months to 31 December 2013 v six months to 31 December 2012

OPERATING REVIEW

Gold production for the first six months of FY2014 was down 8% to 68 640oz compared with the first six months of FY2013 due to an 11% decline in the average yield to 0.179g/t. Throughput was 2% higher at 11 954 000t.

Cash operating unit costs rose by 19% to R351 557/kg and all-in sustaining costs by 14%, from R405 450/kg.

Capital expenditure at Ergo was 42% lower at R107.8 million, as we neared the end of construction of the FFG circuit.

FINANCIAL REVIEW

Revenue was down 16% from R1 107.4 million, reflecting both a 7% decline in gold sold to 71 437oz and in the average rand gold price received of 9% to R420 616/kg. After accounting for net operating costs – 12% higher at R778.5 million – operating profit was 62% lower at R156.1 million.

The operating margin weakened to 16% from 36% and the all-in sustaining costs margin from 23% to 4%.

EBITDA declined by 74% to R73.9 million and headline loss of R11.6 million (3 South African cents per share) was recorded, compared with headline earnings of R170.2 million (45 South African cents per share).

Applying our established guideline of distributing approximately 30% of free cash flow, there is no room for considering a distribution at this time. The board has therefore decided not to declare an interim dividend.

COMMISSIONING OF FFG

We are very pleased with the performance of the high-grade FFG circuit; it is achieving a recovery efficiency that is consistent with feasibility study assumptions. The fact of the matter, however, is that it took us longer and cost us more to build it than what we planned.

To a large extent, this was due to the fact that it became clear during early commissioning that we had to bring a third thickener online if we were to maintain adequate volume throughput of the float circuit.

Now, with each component of the new circuit up and running, our objective over the next few months will be to further synchronise the operation of all the components of our plant. A simple leach and elution process now has an added four layers. These components all interact and need to be co-ordinated to achieve and maintain steady state. We are confident that this is within reach and we will provide regular updates on progress.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

With effect from 1 January 2014, Francois van der Westhuizen assumed the role of Chief Financial Officer of DRDGold succeeding Craig Barnes, who relocated to Australia as previously announced. The board is grateful to Craig for the contribution he made during his tenure.

LOOKING AHEAD

The lower than planned gold production this year, due to the late commissioning of the FFG and the fact that we are only now easing into steady state, means that for the near term our approach to costs and capital expenditure will remain conservative in order to preserve an adequate cash buffer. By and large the measures required to achieve steady state are operational and within our control though. That will continue to be our main priority.

The condensed consolidated interim financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to interim reporting and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2013.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Quarter Dec 2013 Rm Unaudited	Quarter Sep 2013 Rm Unaudited	Quarter Dec 2012 Rm Unaudited	6 months to 31 Dec 2013 Rm Unaudited	6 months to 31 Dec 2012 Rm Unaudited	6 months to 30 Jun 2013 Rm Restated Unaudited
Gold and silver revenue		450.6	484.0	580.6	934.6	1 107.4	969.1
Net operating costs		(366.5)	(412.0)	(341.9)	(778.5)	(695.0)	(702.2)
Cash operating costs		(360.4)	(390.2)	(345.3)	(750.6)	(685.4)	(729.5)
Movement in gold in process		(6.1)	(21.8)	3.4	(27.9)	(9.6)	27.3
Operating profit		**84.1**	72.0	238.7	**156.1**	412.4	266.9
Depreciation		(36.8)	(36.4)	(33.9)	(73.2)	(68.1)	(75.7)
Movement in provision for environmental rehabilitation		(1.6)	(4.0)	(16.2)	(5.6)	(26.2)	10.9
Environmental rehabilitation costs		(10.8)	(10.7)	(12.5)	(21.5)	(29.7)	(15.7)
Retrenchment costs		–	(2.4)	(0.6)	(2.4)	(0.6)	–
Care-and-maintenance costs		(3.6)	(5.1)	(6.7)	(8.7)	(15.4)	(4.8)
Other operating expenses		(2.5)	1.9	(2.7)	(0.6)	(9.0)	(14.3)
Gross profit from operating activities		**28.8**	15.3	166.1	**44.1**	263.4	167.3
Impairments	1	(4.5)	(0.8)	–	(5.3)	–	(187.9)
Share of losses of equity accounted investments	2	–	–	–	–	–	(50.1)
Corporate and administration expenses		(19.3)	(23.3)	(26.6)	(42.6)	(45.6)	(40.9)
Share-based payments		–	(0.8)	(1.6)	(0.8)	(1.9)	(2.6)
Profit on disposal of assets		–	–	0.1	–	2.6	16.7
Net finance (expense)/income		(5.4)	(6.0)	5.0	(11.4)	34.6	(10.6)
(Loss)/profit before taxation		**(0.4)**	(15.6)	143.0	**(16.0)**	253.1	(108.1)
Taxation		(5.5)	(4.6)	(19.0)	(10.1)	(35.8)	(9.1)
Net (loss)/profit after taxation		**(5.9)**	(20.2)	124.0	**(26.1)**	217.3	(117.2)
Attributable to:							
Equity owners of the parent		(3.6)	(13.3)	93.0	(16.9)	171.6	(112.4)
Non-controlling interest		(2.3)	(6.9)	31.0	(9.2)	45.7	(4.8)
		(5.9)	(20.2)	124.0	(26.1)	217.3	(117.2)
Other comprehensive income							
Foreign exchange translation and other		(0.3)	0.5	0.5	0.2	5.4	3.4
Net gain on an available-for-sale financial asset		–	–	–	–	0.3	–
Reclassification of fair-value adjustment on available-for-sale investments to profit or loss		–	–	–	–	–	101.3
Mark-to-market of available-for-sale investments		–	–	3.6	–	(32.7)	(34.0)
Total comprehensive income for the period		**(6.2)**	(19.7)	128.1	**(25.9)**	190.3	(46.5)
Attributable to:							
Equity owners of the parent		(3.9)	(12.8)	97.1	(16.7)	144.6	(42.7)
Non-controlling interest		(2.3)	(6.9)	31.0	(9.2)	45.7	(3.8)
		(6.2)	(19.7)	128.1	(25.9)	190.3	(46.5)
Reconciliation of headline earnings							
Net (loss)/profit		(3.6)	(13.3)	93.0	(16.9)	171.6	(112.4)
Adjusted for:							
– Impairments		4.5	0.8	–	5.3	–	187.9
– Share of losses of equity accounted investments		–	–	–	–	–	50.1
– Profit on disposal of assets		–	–	(0.1)	–	(2.6)	(16.7)
– Non-controlling interest in headline earnings adjustment		–	–	0.1	–	0.7	(12.9)
– Taxation thereon		–	–	–	–	0.5	(7.0)
Headline earnings/(loss)		**0.9**	(12.5)	93.0	**(11.6)**	170.2	89.0
Headline earnings/(loss) per share-cents		–	(3)	25	(3)	45	23
Basic earnings/(loss) per share-cents		–	(4)	25	(4)	45	(29)
Diluted headline earnings/(loss) per share-cents		–	(3)	25	(3)	45	23
Diluted basic (loss)/earnings per share-cents		(1)	(3)	25	(4)	45	(29)
Calculated on the weighted average ordinary shares issued of :		**379 203 751**	379 178 208	379 178 208	**379 190 980**	379 178 208	379 178 208

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Dec 2013 Rm Unaudited	As at 30 Sep 2013 Rm Restated Unaudited	As at 31 Dec 2012 Rm Restated Unaudited	As at 30 Jun 2013 Rm Restated Unaudited
Assets					
Non-current assets		**2 107.8**	2 087.5	2 106.1	2 066.6
Property, plant and equipment		**1 796.6**	1 775.7	1 726.2	1 756.3
Investment in joint arrangements	2	**0.3**	0.3	42.2	0.3
Non-current investments and other assets		**125.1**	129.2	141.7	130.1
Environmental rehabilitation trust funds and investments		**184.6**	180.8	182.0	177.0
Deferred tax asset		**1.2**	1.5	14.0	2.9
Current assets		**451.0**	587.4	664.0	604.3
Inventories		**122.3**	124.9	104.1	138.8
Trade and other receivables		**129.3**	131.7	162.2	88.8
Cash and cash equivalents	3	**199.4**	330.8	397.7	376.7
Total assets		**2 558.8**	2 674.9	2 770.1	2 670.9
Equity and liabilities					
Equity		**1 566.5**	1 575.7	1 755.2	1 648.3
Equity of the owners of the parent		**1 354.4**	1 361.3	1 482.8	1 427.0
Non-controlling interest		**212.1**	214.4	272.4	221.3
Non-current liabilities		**731.1**	725.2	778.1	777.0
Loans and borrowings	4	**75.5**	75.5	146.3	143.3
Post-retirement and other employee benefits		**8.8**	9.1	6.1	8.7
Provision for environmental rehabilitation		**540.4**	537.3	527.1	524.3
Deferred tax liability		**106.4**	103.3	98.6	100.7
Current liabilities		**261.2**	374.0	236.8	245.6
Trade and other payables		**188.8**	281.6	214.7	221.3
Loans and borrowings	4	**72.4**	92.4	22.1	24.3
Total equity and liabilities		**2 558.8**	2 674.9	2 770.1	2 670.9

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Dec 2013 Rm Unaudited	Quarter Sept 2013 Rm Unaudited	Quarter Dec 2012 Rm Unaudited	6 months to 31 Dec 2013 Rm Unaudited	6 months to 31 Dec 2012 Rm Unaudited	6 months to 30 Jun 2013 Rm Unaudited
Balance at the beginning of the period	**1 575.7**	1 648.3	1 657.6	**1 648.3**	1 633.9	1 755.2
Share capital issued	**(0.4)**	–	0.3	**(0.4)**	–	(0.2)
– for costs	**(0.4)**	–	0.3	**(0.4)**	–	(0.2)
Increase in share-based payment reserve	**0.1**	0.2	0.3	**0.3**	0.6	0.6
Net (loss)/profit attributable to equity owners of the parent	**(3.6)**	(13.3)	93.0	**(16.9)**	171.6	(112.4)
Net (loss)/profit attributable to non-controlling interest	**(2.3)**	(6.9)	31.0	**(9.2)**	45.7	(4.8)
Dividends paid on ordinary share capital	**–**	(53.1)	0.6	**(53.1)**	(37.9)	(53.1)
Dividends paid to non-controlling interest	**–**	–	(7.6)	**–**	(7.6)	(8.1)
Treasury shares recognised/acquired	**–**	–	–	**–**	–	0.3
Fair-value adjustment on available-for-sale investments	**–**	–	3.6	**–**	(32.7)	(34.0)
Reclassification of fair-value adjustment on available-for-sale investments to profit or loss	**–**	–	–	**–**	–	101.3
Share Option Scheme buy-out	**(2.7)**	–	(24.1)	**(2.7)**	(24.1)	–
Other comprehensive income	**(0.3)**	0.5	0.5	**0.2**	5.7	3.5
Balance at the end of the period	**1 566.5**	1 575.7	1 755.2	**1 566.5**	1 755.2	1 648.3

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter Dec 2013 Rm Unaudited	Quarter Sep 2013 Rm Restated Unaudited	Quarter Dec 2012 Rm Restated Unaudited	6 months to 31 Dec 2013 Rm Unaudited	6 months to 31 Dec 2012 Rm Restated Unaudited	6 months to 30 Jun 2013 Rm Restated Unaudited
Net cash inflow from operations	10.9	11.2	213.1	22.1	245.1	257.2
Net cash outflow from investing activities	(66.0)	(57.1)	(126.5)	(123.1)	(211.8)	(217.6)
Net cash in/(out)flow from financing activities	(76.3)	–	(98.1)	(76.3)	66.6	(60.9)
Loans and other	(20.5)	–	(53.8)	(20.5)	110.9	(2.1)
Treasury shares/share options acquired	(2.7)	–	–	(2.7)	–	–
Dividends paid to owners of the parent	(53.1)	–	(38.5)	(53.1)	(38.5)	(52.5)
Dividends paid to non-controlling interest holders	–	–	(5.8)	–	(5.8)	(6.3)
(Decrease)/increase in cash and cash equivalents	(131.4)	(45.9)	(11.5)	(177.3)	99.9	(21.3)
Foreign exchange movement	–	–	(0.7)	–	(0.7)	(0.4)
Opening cash and cash equivalents	330.8	376.7	409.9	376.7	298.5	398.4
Closing cash and cash equivalents	199.4	330.8	397.7	199.4	397.7	376.7
Reconciliation of net cash inflow from operations						
(Loss)/profit before taxation	(0.4)	(15.6)	143.0	(16.0)	253.1	(108.1)
Adjusted for:						
Movement in gold in process	6.1	21.8	(3.4)	27.9	9.6	(27.3)
Depreciation and impairment	41.3	37.2	33.9	78.5	68.1	313.7
Movement in provision for environmental rehabilitation	1.6	4.0	16.2	5.6	26.2	(10.9)
Share-based payments	–	0.8	1.6	0.8	1.9	2.6
Profit on disposal of assets	–	–	(0.1)	–	(2.6)	(16.7)
Finance expense and unwinding of provisions	9.1	9.2	0.3	18.3	1.4	32.1
Growth in environmental trust funds	(1.1)	(1.1)	(1.3)	(2.2)	(2.8)	(2.8)
Other non-cash items	(4.8)	1.1	(3.4)	(3.7)	(5.3)	8.4
Taxation paid	(2.0)	–	3.0	(2.0)	10.0	(5.8)
Working capital changes	(38.9)	(46.2)	23.3	(85.1)	(114.5)	72.0
Net cash inflow from operations	10.9	11.2	213.1	22.1	245.1	257.2

NOTES TO THE FINANCIAL STATEMENTS

1. Impairments

The Group recorded an impairment of R4.5 million against the investment in Village Main Reef Limited.

2. Changes in accounting policies

The Group has adopted the new standard IFRS 11 – Joint Arrangements. The Group previously applied proportionate consolidation for investment in joint arrangements and would from 1 July 2013 apply equity accounting.

The comparative periods presented have been restated. The results for 30 June 2013 and the financial position at the date have been audited, but the restatement of the results and balances affected by IFRS 11 have not been audited.

Reconciliation of the effect of the change in accounting standard:

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Quarter Sept 2013 Rm Unaudited	Quarter Dec 2012 Rm Unaudited	6 months to 31 Dec 2013 Rm Unaudited	6 months to 31 Dec 2012 Rm Unaudited	6 months to 30 Jun 2013 Rm Unaudited
Impairments					
As previously reported	–	–	–	–	(238.0)
IFRS 11 adjustment	–	–	–	–	50.1
Restated	–	–	–	–	(187.9)
Share of losses of equity accounted investments					
As previously reported	–	–	–	–	–
IFRS 11 adjustment	–	–	–	–	(50.1)
Restated	–	–	–	–	(50.1)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As at Sept 2013 Rm Unaudited	As at 31 Dec 2012 Rm Unaudited	As at 30 Jun 2013 Rm Unaudited
Property, plant and equipment			
As previously reported	1 775.7	1 767.9	1 756.3
IFRS 11 adjustment	–	(41.7)	–
Restated	1 775.7	1 726.2	1 756.3
Investment in joint arrangement			
As previously reported	–	–	–
IFRS 11 adjustment	0.3	42.2	0.3
Restated	0.3	42.2	0.3
Trade and other receivables			
As previously reported	131.7	162.3	88.8
IFRS 11 adjustment	–	(0.1)	–
Restated	131.7	162.2	88.8
Cash and cash equivalents			
As previously reported	331.3	398.4	377.2
IFRS 11 adjustment	(0.5)	(0.7)	(0.5)
Restated	330.8	397.7	376.7
Trade and other payables			
As previously reported	281.8	215.0	221.5
IFRS 11 adjustment	(0.2)	(0.3)	(0.2)
Restated	281.6	214.7	221.3

3. Cash and cash equivalents

Included in cash and cash equivalents is restricted cash of R18.6 million.

4. Loans and borrowings

Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.125%) plus a margin ranging from 4% to 5% per annum. During the quarter, DRDGOLD repaid the amount of R20 million.

ERGO KEY OPERATING AND FINANCIAL RESULTS (unaudited)

Ore milled ('000t) (metric) (imperial)	**Dec 2013 Qtr**	**5 856**	**6 454**
	Sep 2013 Qtr	6 098	6 721
	Dec 2013 Ytd	11 954	13 175
Yield (g/t) (oz/t) (metric) (imperial)	**Dec 2013 Qtr**	**0.186**	**0.005**
	Sep 2013 Qtr	0.171	0.005
	Dec 2013 Ytd	0.179	0.005
Gold produced (kg) (oz) (metric) (imperial)	**Dec 2013 Qtr**	**1 090**	**35 043**
	Sep 2013 Qtr	1 045	33 597
	Dec 2013 Ytd	2 135	68 640
Cash operating costs (ZAR/kg) (US$/oz)	**Dec 2013 Qtr**	**330 585**	**1 013**
	Sep 2013 Qtr	373 433	1 164
	Dec 2013 Ytd	351 557	1 087
Cash operating costs (ZAR/t) (US$/t)	**Dec 2013 Qtr**	**62**	**6**
	Sep 2013 Qtr	64	6
	Dec 2013 Ytd	63	6
Gold and silver revenue (ZAR million) (US$ million)	**Dec 2013 Qtr**	**450.6**	**44.4**
	Sep 2013 Qtr	484.0	48.5
	Dec 2013 Ytd	934.6	92.9
Operating profit (ZAR million) (US$ million)	**Dec 2013 Qtr**	**84.1**	**8.3**
	Sep 2013 Qtr	72.0	7.2
	Dec 2013 Ytd	156.1	15.5
Loss before taxation (ZAR million)(US$ million) *	**Dec 2013 Qtr**	**(5.6)**	**(0.5)**
	Sep 2013 Qtr	(23.9)	(2.4)
	Dec 2013 Ytd	(29.5)	(2.9)
Capital expenditure (ZAR millions) (US$ million)	**Dec 2013 Qtr**	**55.5**	**5.5**
	Sep 2013 Qtr	52.3	5.2
	Dec 2013 Ytd	107.8	10.7

* Note - The difference between the profit before tax on the statement of profit or loss and other comprehensive income relates to corporate head office and all other.

ALL-IN SUSTAINING COSTS RECONCILIATION (unaudited)

R million unless otherwise stated		
Net operating costs	**Dec 2013 Qtr**	**366.5**
	Sep 2013 Qtr	412.0
	Dec 2013 Ytd	778.5
Corporate, administration and other expenses	**Dec 2013 Qtr**	**21.8**
	Sep 2013 Qtr	22.2
	Dec 2013 Ytd	44.0
Rehabilitation and remediation (accretion and amortisation)	**Dec 2013 Qtr**	**10.7**
	Sep 2013 Qtr	13.2
	Dec 2013 Ytd	23.9
Capital expenditure (sustaining)	**Dec 2013 Qtr**	**10.1**
	Sep 2013 Qtr	9.2
	Dec 2013 Ytd	19.3
All-in sustaining costs*	**Dec 2013 Qtr**	**409.1**
	Sep 2013 Qtr	456.6
	Dec 2013 Ytd	865.7
Retrenchment costs	**Dec 2013 Qtr**	**–**
	Sep 2013 Qtr	2.4
	Dec 2013 Ytd	2.4
Rehabilitation and remediation (not related to current operations)	**Dec 2013 Qtr**	**10.8**
	Sep 2013 Qtr	10.7
	Dec 2013 Ytd	21.5
Care-and-maintenance costs	**Dec 2013 Qtr**	**3.6**
	Sep 2013 Qtr	5.1
	Dec 2013 Ytd	8.7
Capital expenditure (non-sustaining)	**Dec 2013 Qtr**	**48.1**
	Sep 2013 Qtr	43.8
	Dec 2013 Ytd	91.9
All-in costs*	**Dec 2013 Qtr**	**471.6**
	Sep 2013 Qtr	518.6
	Dec 2013 Ytd	990.2
All-in sustaining costs (R/kg)	**Dec 2013 Qtr**	**375 246**
	Sep 2013 Qtr	436 954
	Dec 2013 Ytd	405 450
All-in sustaining costs (US$/oz)	**Dec 2013 Qtr**	**1 150**
	Sep 2013 Qtr	1 362
	Dec 2013 Ytd	1 254
All-in costs (R/kg)	**Dec 2013 Qtr**	**432 576**
	Sep 2013 Qtr	496 320
	Dec 2013 Ytd	463 776
All-in costs (US$/oz)	**Dec 2013 Qtr**	**1 325**
	Sep 2013 Qtr	1 547
	Dec 2013 Ytd	1 434

*   All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

There has been no material change to the technical information relating to, inter alia, the Group's reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company's annual reports of 30 June 2013 and subsequent public announcements.

The technical information referred to in this report has been reviewed by Vivian Labuschagne (PLATO), mineral and resource manager, a full time employee of the company. He approved this information in writing before the publication of this report.



FORWARD LOOKING STATEMENTS

Many factors could cause the actual results. performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2013, which we filed with the United States Securities and Exchange Commission on 25 October 2013 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(American)**

Executives: DJ Pretorius *(Chief executive officer)*
FD van der Westhuizen *(Chief financial officer)*
Independent non-executives: GC Campbell* *(Non-executive chairman)*
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu

FOR FURTHER INFORMATION. CONTACT NIËL PRETORIUS AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com • Quadrum Office Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg • 1700 • South Africa